Exhibit 16.1

March 14, 2025

Orie Rechtman, President and Chairman

Palisades Venture, Inc.

21200 Oxnard St, #6630,

Woodland Hills, CA

Effective March 14, 2025, we will cease our services as your accountants. We have reached this decision jointly with the Company after discussions occurred with you related to our fees and continuing relationship. No differences in opinion or disagreements resulted in this decision or were noted in the prior year’s audits.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We are prepared to help you make a smooth transition with your new accountants.

Very truly yours,

M&K CPAS, PLLC

The Woodlands, TX

March 14, 2025